

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 20, 2007

Mr. Marcus Segal
Chief Executive Officer
Stargold Mines, Inc.
245 Park Avenue, 24th and 39th Floors
New York, New York  10167

> **Re:** **Stargold Mines, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 29, 2007**
> **File No.  0-51197**

Dear Mr. Segal:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief